\\Holst\secretariat\Florence\My documents\USA-SEC\I-rule1293-060525.doc



RECEIVED

2006 JUN 16 P 5:14

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Eurotunnel Group
UK Terminal
Ashford Road
Folkestone
Kent CT18 8XX
United Kingdom

Tel: +44(0)1303 282222
Fax: +44(0)1303 850360

www.eurotunnel.com

Office of International Corporate Finance
Stop 3-2
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
USA

5th June 2006



06014473

SUPPL

Dear Sirs,

Eurotunnel PLC ("EPLC")/Eurotunnel SA ("ESA") - File number : 82-3000/82-2999

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act 1934, please find enclosed the following announcements which were issued by EPLC/ESA to the London and Paris Stock Exchanges:-

- Eurotunnel receives creditor agreement for a second waiver
- Eurotunnel & French golf holidays form golfing break alliance
- New commercial director for Eurotunnel freight (Truck Shuttles)
- Eurotunnel On Track – Shareholder Letter – March 2006
- Eurotunnel to convert elements of debt into bonds
- Publication of 2005 Annual Results
- Eurotunnel to set up a services company under European law: "Eurotunnel SE"
- Eurotunnel requests waiver extension to continue negotiations
- Eurotunnel: Traffic and revenue for 1st quarter 2006
- Suspension of trading in Eurotunnel shares on London Stock Exchange
- Eurotunnel still in discussion with its creditors and several potential investors
- Eurotunnel shares suspended in Paris
- Eurotunnel converts Stabilisation and Resettable Advances into Stabilisation Notes and Resettable Bonds
- Update on progress with restructuring negotiations
- Eurotunnel and Ad Hoc Committee sign a preliminary binding restructuring agreement – AGM postponed until 12 July 2006
- Presentation of the Preliminary Restructuring Agreement agreed between Eurotunnel and the Ad Hoc Committee

Yours faithfully,

PROCESSED
JUN 20 2006
THOMSON FINANCIAL

SPGarnham

Mrs. S P Garnham
UK Company Secretary
For and on behalf of Eurotunnel

dw 6/19

Enc.


NEWS
RECEIVED
2006 JUN 16 P 5:14
OFFICE OF INTERNATIONAL
CORPORATE FINANCE


EURO
TUNNEL

EMBARGO: Not for release before 1640 hours (UK time) on Friday, 17 February 2006

Eurotunnel receives creditor agreement for a second *waiver*

Eurotunnel will now present the financial restructuring framework agreed with the Ad Hoc Committee to other creditors

A new period of *waiver* to the Credit Agreements which link the Group to its creditors has rapidly been agreed, with a very high percentage of favourable votes: 100% from the senior creditors and 91.32% from the co-financiers. This new *waiver* period will last until the end of March 2006.

It will allow Eurotunnel to present the financial restructuring framework, agreed by the Group and the Ad Hoc Committee on 31 January 2006, to the other creditors, provided that they sign a confidentiality agreement to preclude them from any trading in the debt or equity of Eurotunnel.

The creditors must weigh the interest of taking this plan into consideration, given the often underlined significance of the Group's contractual commitments in early 2007, when the first major repayments of the debt principal become due. This prospect, in the 12 months to come, has led the Group's auditors to initiate, as they are obliged by law, the first stage of the process of issuing a warning regarding Eurotunnel's viability as a going concern.

Eurotunnel stated that, in the absence of a consensual debt restructuring, the Group would, in accordance with the legislation in force, invoke the provisions of the Credit Agreements and the Concession. Eurotunnel considers that having recourse to these would not be more favourable for the subordinated debt holders than the proposed restructuring.

N° 964/2006

For media enquiries contact John Keefe on + 44 (0) 1303 284491.
Email: John.keefe@eurotunnel.com

For investor enquiries contact Xavier Clement on + 33 1 55 27 36 27.
Email: xavier.clement@eurotunnel.com

www.eurotunnel.com

Eurotunnel manages the infrastructure of the Channel Tunnel and operates accompanied truck shuttle and passenger shuttle (car and coach) services between Folkestone, UK and Calais, France. Eurotunnel also earns toll revenue from train operators (Eurostar for rail passengers, and EWS and SNCF for rail freight) which use the Tunnel. Eurotunnel is quoted in London, Paris and Brussels.


EURO
TUNNEL

News Release

27 February 2006

EUROTUNNEL & FRENCH GOLF HOLIDAYS FORM GOLFING BREAK ALLIANCE

www.eurotunnel.com to offer golfing breaks

Eurotunnel, the market leader for cross-Channel travel by car, has teamed up with French Golf Holidays, the leading specialists in golfing holidays to France, to offer a selection of golfing breaks online at www.eurotunnel.com.

Customers can now browse online and book from a range of over 400 golf courses throughout France, South East England, Belgium and the rest of Europe. Customers will have the choice of booking a round of golf or choosing a "Play and Stay" option. With a vast range of first class accommodation, from charming inns to the finest hotels and resorts, every taste and budget is catered for.

Established in 1981, French Golf Holidays is dedicated to golf and has established an intimate knowledge of the courses and accommodation in "La Belle France". It is the acknowledged expert for golfing holidays to France and has arranged golf holidays for over 170,000 golfers.

French Golf Holidays is the latest addition to Eurotunnel's website which also includes partnerships with Active Hotels and self-catering holidays with Leisure Direction.

Eurotunnel's website has become a 'one stop shop' for all your holidays needs including travel insurance, motor breakdown cover and even pre-order foreign currency and shopping. It is one of the most popular on-line cross-Channel portals, accounting for over 60% of passenger shuttle bookings in 2005.

Jo Willacy, Director of Eurotunnel's Passenger Division, said:

"We are delighted to be working with French Golf Holidays to offer our customers a fantastic selection of golf courses with accommodation options throughout France and beyond. The Eurotunnel travel experience is all about giving people the freedom to do what they want on a self-drive break or holiday, so teaming up with a golf break provider is a natural extension."

965/2006

For media enquiries contact John Keefe on + 44 (0) 1303 284491. Email: John.keefe@eurotunnel.com

www.eurotunnel.com

Eurotunnel is the market leader for cross-Channel travel. With a crossing time of just 35 minutes, and with up to four departures per hour, Eurotunnel is the fast, frequent and reliable way to cross the Channel by car. The preferred choice of motorists, Eurotunnel transported 2.1 million cars between Folkestone and Calais in 2004



News Release

27 February 2006

New Commercial Director for Eurotunnel Freight (Truck Shuttles)

Eurotunnel has today, Monday 27 February 2006, appointed Laurent Penhouët as Commercial Director Freight (Truck Shuttle business).

In 2005 the Anglo French group, Eurotunnel, transported 1,308,786 trucks, a traffic which grew by +2%, compared to 2004.

Laurent Penhouët, 41, started his career in 1990 with TNT Express Worldwide and subsequently held management posts with the Europcar group between 1994 and 2002. In particular, he was director of international BtoB sales for Europcar International in Europe, Africa and the Middle East. Since 2002 he has been Sales Director and then General Manager of Loc-Action (the world's principal vehicle finance and long term leasing company), part of LeasePlan France. He was also a member of the LeasePlan executive committee.

He has a wealth of experience in BtoB sales, of international management and of the transport sector.

Laurent Penhouët holds a Masters degree in Corporate Law (from the University of Paris 2 Assas) and a Masters degree in Management Science (from the University of Paris 1, Panthéon-Sorbonne).

Note to Editors

On 3 January 2006, Eurotunnel announced the appointment of François Coart, who is responsible for the development of Rail Freight.

964/2006

For media enquiries contact John Keefe on + 44 (0) 1303 284491. Email: John.keefe@eurotunnel.com

www.eurotunnel.com

Eurotunnel manages the infrastructure of the Channel Tunnel and operates accompanied truck shuttle and passenger shuttle (car and coach) services between Folkestone, UK and Calais, France. Eurotunnel also earns toll revenue from train operators (Eurostar for rail passengers, and EWS and SNCF for rail freight) which use the Tunnel. Eurotunnel is quoted in London, Paris and Brussels.

EUROTUNNEL P.L.C./EUROTUNNEL SA

Eurotunnel On Track – Shareholder Letter – March 2006

A copy of the above will shortly be available for inspection at the UKLA's Document Viewing Facility, which is situated at:

Document Disclosure Department
Financial Services Authority
25 The North Colonnade
Canary Wharf
London E14 5HS
Tel: 020 7676 1000

On Track is also available on the Group's website.

- END -

For media enquiries contact John Keefe on + 44 (0) 1303 284491. Email: john.keefe@eurotunnel.com

For investor enquiries contact Xavier Clement on + 33 1 55 27 36 27. Email: xavier.clement@eurotunnel.com

NEWS


EURO
TUNNEL

Not for release before 1645 hours (UK time) on Tuesday, 21 March 2006

Eurotunnel to convert elements of debt into bonds

In accordance with the financing agreements of 1998, the Joint Board of Eurotunnel voted on 21 March 2006 to convert the Resettable and Stabilisation Advances, which make up part of its subordinated debt, into bonds.

At 31 December 2005, there were £464 million* of Resettable Advances and £379 million* of Stabilisation Advances amounting, in total, to 14% of the debt.

This conversion will be at the nominal value of the Stabilisation and Resettable Advances at the time of conversion, which will be before the end of June 2006.

Eurotunnel already has £861 million* of Participating Loan Notes (PLNs), quoted in Luxembourg.

*Exchange rate: £1 = €1.459

N° 966/2006

For media enquiries contact John Keefe on + 44 (0) 1303 284491.
Email: John.keefe@eurotunnel.com

For investor enquiries contact Xavier Clement on + 33 1 55 27 36 27.
Email: xavier.clement@eurotunnel.com

www.eurotunnel.com

Eurotunnel manages the infrastructure of the Channel Tunnel and operates accompanied truck shuttle and passenger shuttle (car and coach) services between Folkestone, UK and Calais, France. Eurotunnel also earns toll revenue from train operators (Eurostar for rail passengers, and EWS and SNCF for rail freight) which use the Tunnel. Eurotunnel is quoted in London, Paris and Brussels.




RECEIVED
2006 JUN 16 P 5:15
OFFICE OF INTERNATIONAL
CORPORATE FINANCE


EURO
TUNNEL

29 March 2006

Publication of 2005 Annual Results

Eurotunnel will publish its 2005 annual results on the morning of 12 April 2006.

The second *waiver* period agreed between Eurotunnel and its creditors comes to an end on 31 March 2006. Eurotunnel reiterates that this *waiver* was to present the outline restructuring framework to creditors who were not signatories to the Memorandum of Understanding. The Group does not intend to make any further announcement at that time.

Ends

N° 967/2006

For media enquiries contact John Keefe on + 44 (0) 1303 284491.
Email: John.keefe@eurotunnel.com

For investor enquiries contact Xavier Clement on + 33 1 55 27 36 27.
Email: xavier.clement@eurotunnel.com

www.eurotunnel.com

Eurotunnel manages the infrastructure of the Channel Tunnel and operates accompanied truck shuttle and passenger shuttle (car and coach) services between Folkestone, UK and Calais, France. Eurotunnel also earns toll revenue from train operators (Eurostar for rail passengers, and EWS and SNCF for rail freight) which use the Tunnel. Eurotunnel is quoted in London, Paris and Brussels.

NEWS


EURO
TUNNEL

060330

30 March 2006

Eurotunnel to set up a services company under European Law: "Eurotunnel SE"

Eurotunnel is setting up under European Law a SE subsidiary named "Eurotunnel SE", registered in Brussels. "Eurotunnel SE" aims to optimise the coordination of commercial operations between Eurotunnel's existing subsidiaries currently established in five European countries (United Kingdom, France, Benelux, Germany, Spain). These subsidiaries currently market Eurotunnel freight services to road hauliers across the whole of the European Community.

The creation of this new subsidiary should lead to the integration of the existing subsidiaries, enabling Eurotunnel to simplify the legal structure of the Group and to achieve cost savings, while maintaining current commercial teams.

The aim is to win new European customers through improved commercial efficiency and a local marketing approach.

The Channel Tunnel is a vital link to the European transport network infrastructure: of Eurotunnel's Truck Shuttle service customers, 55% are road hauliers based in France or in the UK and 45% are hauliers based in Northern, Eastern and Southern European countries.

For media enquiries contact John Keefe on + 44 (0) 1303 284491.
Email: John.keefe@eurotunnel.com




EURO
TUNNEL

12 April 2006 07:30

Eurotunnel requests waiver extension to continue negotiations

Alert Procedure (France) - Joint Board extends financial reporting deadline

Operational progress in 2005

Eurotunnel requests an extension to the waiver to pursue negotiations with all creditors

On 31 January 2006, a Memorandum of Understanding (MoU) was signed by Eurotunnel and the Ad Hoc Committee of creditors, which represents more than 50% of the Group's debt.

A second waiver period (16 February-31 March) was put in place to allow the presentation, to non- signatory creditors, of the outline framework of the restructuring agreed between the Group and the Ad Hoc Committee.

This period also allowed the junior and subordinated creditors to group themselves into a single committee representing a large part of those particular categories of debt.

The Joint Board considered that the conditions were right to enter into a third period of negotiation - which will enable all of the creditors to come together for the first time, in order to reach a consensual financial restructuring plan.

In order to achieve this, the Joint Board has decided to request the opening of a new waiver period, until the 12 July, with a review planned in mid May 2006.

Alert Procedure (France) - Joint Board extends financial reporting deadline

As has been announced on several occasions, Eurotunnel will not be able to meet its contractual obligations in the first half of 2007, given the planned end of the Minimum Usage Charge mechanism, defined in the contract with the Railways and the forthcoming significant capital repayments of the debt.

In this context, the Group reiterates that the Credit Agreements provide:

1. A cash facility to a maximum amount of £50 million.

2. Recourse, in event of default, to a contractual "Standstill", of limited duration, which would permit Group to continue to operate normally whilst allowing negotiations on a financial restructuring plan to take place. This standstill could be interrupted by a qualified majority of creditors.

This situation has led the auditors, as required under French law, to initiate an alert procedure concerning the continuity of operations in 2007.

Until the result of the negotiations which are about to commence is known, the Joint Board considers that it is unable to give an opinion on the continuity of operations. It has therefore extended the reporting deadline. As a consequence, only provisional operating figures are presented below.

The Joint Board has fixed the date of Eurotunnel's AGM on the 30 June 2006 at 14h30 in Coquelles, France.

Provisional operating figures for 2005* show encouraging first results from the operational reorganisation. Full effect expected in 2006.

- Revenue stable: £541 million +1%
- First improvement in Shuttle Services revenue since 2002: +4%, to £295 million
- Improvement of 4% in operating margin (to £299 million), to 55% of turnover

In 2005, Eurotunnel implemented a major operational reorganisation, in line with the Group's new economic model which seeks to improve the productivity and profitability of its core business, the truck and passenger shuttle services.

This is clearly seen in the new commercial approach, a better matching of transport capacity to demand, a new pricing structure, tighter cost control and a significant reduction in staffing levels. This strategy has led to the improved results for 2005.

Despite a market which showed very little growth (although our first quarter was helped by the problems experienced at the port of Calais), the good results derive from a combination of improved revenue from Shuttle Services and a reduction in operating costs. Eurotunnel thereby improved profitability with an operating margin on turnover of 55% (2004: 53%). Based on the valuation of assets at the end of 2004, the trading profit would be £153 million (+19%).

2005 should be considered a year of transition, which saw a new dynamism brought to the Group. The operational reorganisation which was put in place during the second half of the year will not produce its full effect until 2006. The substantial improvement expected in operating results will, however, still fall short of the level required to meet the debt repayment schedule from the beginning of 2007.

Jacques Gounon, Chairman of Eurotunnel, said *"Eurotunnel is undergoing a profound reorganisation which is generating a substantial improvement in operational performance. But beyond this positive new dynamism, we cannot guarantee the future of the Group in 2007, unless there is a global financial restructuring. The new waiver which we have just requested should allow us to advance towards that goal. I know that all parties concerned in this negotiation are very aware of its importance".*

*Un-audited figures

N° 969/2006

For media enquiries contact:
John Keefe: + 44 (0) 1303 284491. Email: john.keefe@eurotunnel.com
or
Ken Cronin: + 44 788 759 1499

For investor enquiries contact Xavier Clement on + 33 1 55 27 36 27.
Email: xavier.clement@eurotunnel.com

www.eurotunnel.com

Eurotunnel manages the infrastructure of the Channel Tunnel and operates accompanied truck shuttle and passenger shuttle (car and coach) services between Folkestone, UK and Calais, France. Eurotunnel also earns toll revenue from train operators (Eurostar for rail passengers, and EWS and SNCF for rail freight) which use the Tunnel. Eurotunnel is quoted in London, Paris and Brussels.




EURO
TUNNEL

EMBARGO : Not for release before 0735 hours (UK time) on Wednesday, 12 April 2006

Eurotunnel : Traffic and revenue for 1st quarter 2006

Like for like comparison between 2005 and 2006 is difficult due to the timing of Easter being later in 2006 and the disruption at the port of Calais in 2005 which was not repeated in 2006.
For a better comparison we have included the figures from the first quarter of 2004.

Revenues stable

The total revenue, including transport and non transport activities for Eurotunnel, is £131.5 million, the same level as in the first quarter of 2005 at a constant exchange rate.

The revenue coming from Shuttle activities is slightly lower (-1%), which can be explained largely by the unusual circumstances of the first quarter of 2005.

Revenues from the railways, which include payments due under the Minimum Usage Charge, are slightly higher (+2%) at £60 million.

The revenue from non transport activities remains marginal.

£ million	Q1 2006 unaudited*	Q1 2005 restated*	Q1 2004 restated*	Change 2006/05	Change 2006/04	Q1 2005 reported **
Shuttle services	69.7	70.4	65.8	- 1%	+ 6%	70.0
Railways	60.0	59.1	58.7	+ 2%	+ 2%	58,7
Transport activities	**129.7**	**129.5**	**124.5**	**0%**	**+ 4%**	**128.7**
Non transport activities	1.8	2.1	4.0	- 12%	- 54%	2.1
Revenue	**131.5**	**131.6**	**128.5**	**0%**	**+ 2%**	**130.8**

* The figures at 31 March 2005 and at 31 March 2004 have been recalculated at an exchange rate of £1 = €1.436 in order to allow a direct comparison with 2006.

** Exchange rate : £1 = €1.452

Eurotunnel Shuttle Services

	1st quarter 2006	1st quarter 2005	1st quarter 2004	Change 2006/05	Change 2006/04
Truck Shuttles	315,566 trucks	345,570 trucks	326,003 trucks	- 9%	- 3%
Passenger Shuttles	370,437 cars* 12,858 coaches	438,804 cars * 17,629 coaches	421,070 cars * 11,867 coaches	- 16% - 27%	- 12% + 8%

* Including motorcycles, vehicles with trailers, caravans and camper vans.

Traffic volumes for both passenger and truck services are down in the first quarter of 2006 for the reasons stated above. However, the new commercial policies adopted in 2005 have enabled us to compensate for the drop in volume thanks to higher yields than those achieved during the first quarter of 2005.

Railways activity

Eurostar traffic remained stable during the quarter at the same level as last year.

The tonnage carried through the Tunnel by railfreight trains declined by 6%.

	1st quarter 2006	1st quarter 2005	% change
Eurostar	1,698,831 passengers*	1,694,560 passengers*	0%
Railfreight trains (SNCF / EWS)	392,699 tonnes	417,103 tonnes	- 6%

* The number of Eurostar passengers included in this table is that of passengers traveling through the Tunnel and excluding those who take the Eurostar between Paris-Calais and Brussels-Lille.

Revenues from the Railways remain protected by the Minimum Usage Charge, which continues until the end of November 2006. The payments under this scheme amounted to £21 million for the first quarter.

N° 970/2006

For media enquiries contact John Keefe on + 44 (0) 1303 284491.
Email: john.keefe@eurotunnel.com

For investor enquiries contact Xavier Clement on + 33 1 55 27 36 27.
Email: xavier.clement@eurotunnel.com

www.eurotunnel.com

Eurotunnel manages the infrastructure of the Channel Tunnel and operates accompanied truck shuttle and passenger shuttle (car and coach) services between Folkestone, UK and Calais, France. Eurotunnel also earns toll revenue from train operators (Eurostar for rail passengers, and EWS and SNCF for rail freight) which use the Tunnel. Eurotunnel is quoted in London, Paris and Brussels.

02 May 2006

Suspension of trading in Eurotunnel shares on London Stock Exchange

The Joint Board of Eurotunnel decided, on 11 April 2006 not to approve the Group's accounts until after the mid point in negotiations planned for mid May. This was done in the light of the evolving negotiations which the Joint Board wanted to consider before making a decision regarding the approval of the accounts.

The Financial Services Authority (the regulatory authority in the UK) has decided, based on this postponement, to suspend trading in Eurotunnel shares from today, Tuesday 02 May 2006, and until publication of the accounts.

Eurotunnel notes this decision.

Today, negotiations continue; the creditors concerned having voted in favour of a new extension to the waiver on 25 April.

In line with its desire to keep the markets fully informed, Eurotunnel would like the decision to suspend its shares, taken by the FSA as a result of the postponement of approval of the accounts, not to be wrongly interpreted as an imminent announcement of major developments in its financial restructuring but rather to be seen as the logical consequence of its statements on 12 April.

Ends

N° 972/2006

For media enquiries contact John Keefe on + 44 (0) 1303 284491.
Email: John.keefe@eurotunnel.com

For investor enquiries contact Xavier Clement on + 33 1 55 27 36 27.
Email: xavier.clement@eurotunnel.com

www.eurotunnel.com

Eurotunnel manages the infrastructure of the Channel Tunnel and operates accompanied truck shuttle and passenger shuttle (car and coach) services between Folkestone, UK and Calais, France. Eurotunnel also earns toll revenue from train operators (Eurostar for rail passengers, and EWS and SNCF for rail freight) which use the Tunnel. Eurotunnel is quoted in London, Paris and Brussels.

NEWS


EURO
TUNNEL

9 May 2006

Eurotunnel has noted the articles which appeared in the British and French press today, alluding to certain elements of the negotiations under way with its principle creditors and investors.

Eurotunnel confirms that, in the pursuit of a global financial restructuring solution for the Group, it is in discussions with its creditors and several potential investors.

These negotiations are taking place under terms of strict confidentiality, which prevent any further comment at this stage.

All rumours, comments and interpretations should be treated with the utmost caution.

Eurotunnel will, in accordance with its legal and regulatory obligations, keep the market informed of progress in the discussions and of any eventual agreement.

Ends

N° 973/2006

For media enquiries contact John Keefe on + 44 (0) 1303 284491.
Email: John.keefe@eurotunnel.com

For investor enquiries contact Xavier Clement on + 33 1 55 27 36 27.
Email: xavier.clement@eurotunnel.com

www.eurotunnel.com

Eurotunnel manages the infrastructure of the Channel Tunnel and operates accompanied truck shuttle and passenger shuttle (car and coach) services between Folkestone, UK and Calais, France. Eurotunnel also earns toll revenue from train operators (Eurostar for rail passengers, and EWS and SNCF for rail freight) which use the Tunnel. Eurotunnel is quoted in London, Paris and Brussels.

NEWS


EURO
TUNNEL

Monday 15 May 2006

Eurotunnel shares suspended in Paris

Following a decision by the AMF (regulatory authority) Eurotunnel shares have today, 15 May, been suspended from trading on the Euronext exchange in Paris.

Eurotunnel confirms that it is in advanced negotiations towards a global financial restructuring for the group with the Ad Hoc Committee of Creditors, and with the Goldman Sachs and Macquarie groups.

Eurotunnel will keep the market informed of progress in these discussions and, in the event, of the conclusion of an agreement.

Any rumours, commentary and interpretation of these discussions should be treated with the utmost caution.

N° 974/2006

For media enquiries contact John Keefe on + 44 (0) 1303 284491.
Email: John.keefe@eurotunnel.com

For investor enquiries contact Xavier Clement on + 33 1 55 27 36 27.
Email: xavier.clement@eurotunnel.com

www.eurotunnel.com

Eurotunnel manages the infrastructure of the Channel Tunnel and operates accompanied truck shuttle and passenger shuttle (car and coach) services between Folkestone, UK and Calais, France. Eurotunnel also earns toll revenue from train operators (Eurostar for rail passengers, and EWS and SNCF for rail freight) which use the Tunnel. Eurotunnel is quoted in London, Paris and Brussels.

Tuesday 16 May 2006

Eurotunnel converts Stabilisation and Resettable Advances into Stabilisation Notes and Resettable Bonds

The Joint Board of Eurotunnel decided on 28 September 2005 not to convert the Stabilisation Advances and Notes into Units and voted on 21 March 2006 to convert the Resettable and Stabilisation Advances into bonds.

As a consequence, yesterday, 15 May, Eurotunnel converted the Resettable Advances into Bonds and the Stabilisation Advances into Notes. France Manche issued 445,416 Resettable Bonds and 297,126 Stabilisation Notes. Eurotunnel Finance Ltd issued 158,889 Resettable Bonds and 197,809 Stabilisation Notes.

Eurotunnel already has Participating Loan Notes (PLNs), quoted in Luxembourg.

N° 975/2006

For media enquiries contact John Keefe on + 44 (0) 1303 284491.
Email: John.keefe@eurotunnel.com

For investor enquiries contact Xavier Clement on + 33 1 55 27 36 27.
Email: xavier.clement@eurotunnel.com

www.eurotunnel.com

Eurotunnel manages the infrastructure of the Channel Tunnel and operates accompanied truck shuttle and passenger shuttle (car and coach) services between Folkestone, UK and Calais, France. Eurotunnel also earns toll revenue from train operators (Eurostar for rail passengers, and EWS and SNCF for rail freight) which use the Tunnel. Eurotunnel is quoted in London, Paris and Brussels.

NEWS


EURO
TUNNEL

18 May 2006

Update on progress with restructuring negotiations

Eurotunnel has informed the British and French market authorities of the state of progress with discussions underway concerning the restructuring of the Group's finances.

Eurotunnel has requested that its shares continue to be suspended on the two exchanges to allow these discussions to continue.

The discussions are taking place with the creditors and the Goldman Sachs / Macquarie consortium. The possible enlargement of this consortium has led to the negotiations being prolonged.

As a result, the mid May review announced by Eurotunnel is postponed. Until that time the Group will continue to observe the confidentiality surrounding the negotiations.

N° 975/2006

For media enquiries contact John Keefe on + 44 (0) 1303 284491.
Email: John.keefe@eurotunnel.com

For investor enquiries contact Xavier Clement on + 33 1 55 27 36 27.
Email: xavier.clement@eurotunnel.com

www.eurotunnel.com

Eurotunnel manages the infrastructure of the Channel Tunnel and operates accompanied truck shuttle and passenger shuttle (car and coach) services between Folkestone, UK and Calais, France. Eurotunnel also earns toll revenue from train operators (Eurostar for rail passengers, and EWS and SNCF for rail freight) which use the Tunnel. Eurotunnel is quoted in London, Paris and Brussels.

NEWS


EURO
TUNNEL

24 May 2006

Eurotunnel and Ad Hoc Committee sign a preliminary binding restructuring agreement

AGM postponed until 12 July 2006

Eurotunnel and the Ad Hoc Committee have today, 24 May 2006, signed a preliminary binding agreement on the financial restructuring of the Group.

Discussions will continue on this basis with other lenders, including junior bondholders.

At the same time, Eurotunnel will continue to explore with international financial institutions the best ways to put in place a new corporate* financing for the group.

As a consequence, Eurotunnel will seek to obtain approval from the French commercial court to postpone the general meeting of Eurotunnel SA, which should be held on 30 June 2006, until 12 July 2006, in order to present a complete outline for approval by shareholders of the Group.

* As opposed to the current project financing structure

N° 976/2006

For media enquiries contact John Keefe on + 44 (0) 1303 284491.
Email: John.keefe@eurotunnel.com

For investor enquiries contact Xavier Clement on + 33 1 55 27 36 27.
Email: xavier.clement@eurotunnel.com

www.eurotunnel.com

Eurotunnel manages the infrastructure of the Channel Tunnel and operates accompanied truck shuttle and passenger shuttle (car and coach) services between Folkestone, UK and Calais, France. Eurotunnel also earns toll revenue from train operators (Eurostar for rail passengers, and EWS and SNCF for rail freight) which use the Tunnel. Eurotunnel is quoted in London, Paris and Brussels.

NEWS


EURO
TUNNEL

31 May 2006

Presentation of the Preliminary Restructuring Agreement agreed

between Eurotunnel and the Ad Hoc Committee

Following 10 months of negotiations, on 23 May 2006, Eurotunnel signed a binding Preliminary Restructuring Agreement with the Ad Hoc Committee. The restructuring plan is strengthened by a financing commitment from a group of financiers and investors comprised of Goldman Sachs, Barclays and Macquarie.

The Agreement preserves, as far as possible, the interests of all the parties involved. It is being presented to the other debt holders and will be presented to Eurotunnel shareholders at the next General Meeting.

The economics of this Agreement are as follows:
- Debt reduction of approximately £3.3bn
- A total "corporate" style debt of £2.9bn, made up of 3 tranches: new Senior debt, Tier 1A (FLF 2) and mezzanine ;
- Listed hybrid notes for a nominal amount of £1bn, convertible from 2009
- The establishment of accretion mechanisms for the existing Eurotunnel shareholders: warrants and the possibility for the Group to buyback the hybrid notes.

The financial restructuring, if accepted, will be implemented through the incorporation of a new French parent company which will, in autumn 2006, launch an exchange offer, in the UK and France, to holders of Eurotunnel Units.

Appendix
A more detailed presentation of the Agreement is attached below.

N° 977/2006

For media enquiries contact:
John Keefe on + 44 (0) 1303 284491.
Email: John.keefe@eurotunnel.com

Ken Cronin on + 44 (0) 788 759 1499

For investor enquiries contact Xavier Clement on + 33 1 55 27 36 27.
Email: xavier.clement@eurotunnel.com

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Eurotunnel manages the infrastructure of the Channel Tunnel and operates accompanied truck shuttle and passenger shuttle (car and coach) services between Folkestone, UK and Calais, France. Eurotunnel also earns toll revenue from train operators (Eurostar for rail passengers, and EWS and SNCF for rail freight) which use the Tunnel. Eurotunnel is quoted in London, Paris and Brussels.

Eurotunnel
Preliminary Restructuring Agreement

This note summarises the key elements of the Preliminary Restructuring Agreement executed by Eurotunnel with the members of the Ad Hoc Committee[1]. This binding agreement, which is subject to a number of conditions precedent, sets out the principal terms of the restructuring of Eurotunnel's debt which, once finalised, will be presented to its shareholders at the next General Meeting.

This restructuring plan is strengthened by a financing commitment from a group of financiers and investors comprised of Goldman Sachs, Barclays and Macquarie.

The prime objective of the parties to the Preliminary Restructuring Agreement is to create the conditions for Eurotunnel to operate on a "normal" basis, at the same time as taking account of the interests of the different parties. The agreed structure provides a lasting solution to the problems encountered by the group since its creation by:

- simplifying and unifying the existing corporate structure;
- replacing the current "project finance" style debt structure by a "corporate" debt structure; and
- significantly reducing the group's indebtedness and adapting the amount and duration to the specificities of the tunnel concession.

The implementation of the restructuring plan is expected to be completed prior to 31 October 2006.

Key features of the financial restructuring plan

- The Preliminary Restructuring Agreement sets out the framework to restore and stabilize Eurotunnel's financial situation, with the objective of reducing its indebtedness by approximately 54% from £6.20 billion[2] to £2.90 billion. This reduced level of indebtedness is considered realistic in light of the duration of the concession and operating forecasts to ensure the group's future and prospects for development and provides a balanced treatment of the interests of all relevant parties.
- The refinancing plan is structured around:

  (i) the incorporation of a new French holding company, which will be at the centre of the restructuring and all of the transactions required for its implementation. The existing Eurotunnel shareholders will have the possibility to become members of the new French holding company pursuant to an exchange offer (the "Exchange Offer"); and

  (ii) the simultaneous financing of the new structure by a group of investors and financiers.
- The key features of the financial restructuring are as follows:

  (i) incorporation of a new French holding company listed in London and Paris. The share capital of the new holding company will be comprised of ordinary shares and one preferred share. The preferred share will be held by a company controlled by the

[1] *The* Ad Hoc Committee represents the majority of the Co-financier debt, it is composed of MBIA Assurance SA, *European Investment Bank, Franklin Mutual Advisers LLC, Ambac Assurance UK Ltd, and entities affiliated with investment funds managed by Oak tree Capital Management LLC.*

[2] *For ease of reference, the amounts referred to in this press release have been rounded and presented in £ sterling. The exchange rate used in this press release is 1.4619 euro/£. The final amounts will be calculated by reference to the actual exchange rate.*

investors in the hybrid notes and would confer specific governance rights, but no specific economic rights;

(ii) implementation of an exchange offer in the UK and France pursuant to which the holders of Eurotunnel PLC and Eurotunnel SA Units will be offered:

- new shares in the new French holding company;
- warrants entitling the holders to subscribe for additional shares in the circumstances set out in paragraph (vi) below, in particular in the event of additional value crystallising in Eurotunnel.

In addition, shares in the new French holding company offered pursuant to the Exchange Offer will benefit from preferential tariffs for transport. The minimum acceptance threshold for the Exchange Offer will be 60%, subject to regulatory approval;

(iii) the funding of a new Senior facility of an aggregate amount of £1.81 billion to France Manche SA and Eurotunnel Finance Ltd to refinance the Senior Debt, Fourth Tranche and Tier 1 and Tier 2 of the Junior Debt. Tier 1A (£740 million) will be excluded from this refinancing and will remain in place under its current terms;

(iv) issue by an English subsidiary of the new French holding company (entirely controlled by the French holding company and having its centre of management in France) of a mezzanine debt of an aggregate amount of up to £350 million, the proceeds of which will be used in part to refinance part of the current Junior Tier 3 Debt and to compromise the Stabilisation Notes, Resettable Bonds and Participating Loan Notes. Any remaining amount of the mezzanine debt will be used as working capital by the group, including to pay costs incurred in connection with the implementation of the restructuring;

(v) issue by the UK subsidiary of listed subordinated Hybrid Notes convertible into ordinary shares of the French holding company. The issue of the Hybrid Notes will be underwritten by the new investors. The Hybrid Notes will be offered to the holders of the Tier 3 Junior Debt in exchange for their debt of £1.78 billion. The aggregate nominal amount of the Hybrid Notes will be £1 billion or equivalent, divided in three tranches: T1- £500m, mandatory conversion on the third anniversary of their issue, T2 - £250m, mandatory conversion on the fourth anniversary of their issue, and T3 - £250m, mandatory conversion on the fifth anniversary of their issue. In addition, the Hybrid Notes may, subject to certain conditions, be redeemed at the discretion of Eurotunnel by the payment of a redemption premium of 59.2%, increased each year by 7.5%; and

(vi) the granting of claw back rights, in the form of warrants (referred to in paragraph (ii) above) issued to shareholders tendering their Units to the Exchange Offer and to a lesser extent to holders of Stabilisation Notes, Resettable Bonds and Participating Loan Notes. These warrants are intended to limit the diluting effect on the shareholders of the Hybrid Notes upon the occurrence of certain events and enable their holders to participate in future value creation within the new French holding company.

The restructuring plan provides for the extension of the maturity profile of all of the group's indebtedness to be more in line with the duration of the concession. The group's indebtedness may also be refinanced, subject in certain cases (in particular its fixed rate debt), to the payment of an early redemption premium, enabling the group to benefit from any improvement in market conditions and the company's credit rating following the restructuring.

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Overview of the financial restructuring

The restructuring plan is in respect of approximately £6.24 billion, estimated to be the level of the group's debt as at 31 October 2006, the expected closing date of the implementation of the restructuring.

Estimated Principal Indebtedness as at 31/10/06	£m	Restructured Debt (1)	£m
Senior Debt	366	New Senior Debt	1,810
Tier 1A (FLF2)	740	Tier 1A	740
Junior Debt T1	3,208		
Junior Debt Tier 2			
Junior Debt Tier 3			
Participating Loan Notes	860		350
Stabilisation Notes	560	Mezzanine Debt	
Resettable Bonds	464		
	6,198		2,900

(1) The structure of the capital following implementation of the restructuring also includes the Hybrid Notes for a face value of £1 billion.

The restructuring plan:

- provides for the redemption in full of the principal amount plus accrued interest of the Senior Debt (£237 million), the Fourth Tranche Debt (£129 million) and the Tier 1 Debt (£541 million) and Tier 2 Debt (£892 million). Holders of Tier 3 Junior Debt will receive subordinated Hybrid Notes convertible into shares of an aggregate principal amount of £1 billion, plus a payment in cash of £100 million in exchange for their debt of £1.78 billion;

- does not affect the Tier 1A Debt (FLF2) which remains in place under its current terms. With the first repayment of principal not due until 2026, this does not affect the short term financial stability of the group; and

- includes a mezzanine debt, the principal amount of which is not amortizable for 7 years and the unpaid interest of which will be capitalized.

Dilution/Claw Back Rights

The conversion of Hybrid Notes into ordinary shares of the new French holding company will entitle their holders to up to 86.95652% of the share capital of the new French holding company on a fully diluted basis and following a complete success of the Exchange Offer. Under the terms of the agreement, the potential dilution of holders of Units may be limited by:

- the holders of Units accepting the Exchange Offer will receive free warrants to subscribe for ordinary shares in the new French holding company which will entitle them to be the only shareholders benefiting from a part of the increase in value of the French holding company between 2008 to 2010 by being able to exercise the warrants with effect from 2011 at an exercise price equal to the nominal value of the underlying shares (1 euro cent) and for a number of shares proportionate to the increase in value and to which they are entitled; and

- up to 40% of the Hybrid Notes may be redeemed at any time at the entire discretion of the Eurotunnel group, subject to the payment of an initial redemption premium of 59.2%, increasing each year by 7.5%. Any redemption of more than 40% of the Hybrid Notes must be made for all of the outstanding Hybrid Notes. The redemption of Hybrid Notes may be financed in one or more of the following three ways:
    - additional indebtedness (debt or quasi-equity) up to a maximum of £225 million;
    - share capital increase; and
    - direct market purchases of up to 5% of the outstanding Hybrid Notes in the fifth year following their issue.
- the Preliminary Restructuring Agreement specifically provides for the possibility of dividends to be paid to shareholders:
    - following the payment of a first coupon of 6% to the holders of the Hybrid Notes, subject to available cash flow, an additional 3% coupon shall be payable to holders of Hybrid Notes and a dividend of an amount equal to the amount of the additional coupon multiplied by the sum of the number of shares in issue divided by the number of shares to be issued upon conversion of the Hybrid Notes in issue at the date of payment of the additional coupon shall be payable to shareholders; and
    - by the debt structure of the group becoming "corporate" in nature. Subject to complying with the various agreements reached with its creditors, in particular concerning coverage ratios, the group will be entitled to retain its free cash flows and at the appropriate time use them in accordance with its corporate interest, such as paying dividends to its shareholders.

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Eurotunnel now intends to convince the subordinated debt holders to back this Preliminary Restructuring Agreement. In parallel Eurotunnel will seek to strengthen the financial refinancing package through inclusion of a wider group of investors and financiers. Details of the full restructuring plan and the conditions to which it is subject will be presented to shareholders at the next General Meeting. A full description will be included in the documentation provided to shareholders in connection with the Exchange Offer.

The effective implementation of the restructuring plan is subject to the satisfaction of a number of conditions precedent over the coming months. The terms of the exchange offer are subject to regulator approval and could therefore be amended. Certain conditions depend on events and parties outside the control of the Eurotunnel group which may not be satisfied or may only be satisfied in a timeframe that is incompatible with the proposed implementation of the restructuring plan. In this case, Eurotunnel would have to agree with the relevant parties the necessary changes or modifications to be made to the current plan.

The implementation of the restructuring plan is expected to be completed not later than the autumn 2006.